3/11/14
KW

14046670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pavilion Global Markets LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque Blvd. West, Suite 4025
(No. and Street)

Montréal	Québec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Canada LLP
(Name – *if individual, state last, first, middle name*)

1000 De La Gauchetière West, Suite 200	Montréal	Québec	H3B 4W5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Annie Sinigagliese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pavilion Global Markets Ltd., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

A. Sinigagliese
Signature

Chief Financial Officer
Title

Notary Public LOUISE VALOIS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

Tél./Tel: 514 931 0841
Téléc./Fax: 514 931 9491
www.bdo.ca

BDO Canada s.r.l./S.E.N.C.R.L./LLP
1000, rue De La Gauchetière O. Bureau 200
Montréal QC H3B 4W5 Canada

Independent Auditor's Report

To the Stockholder of
Pavilion Global Markets Ltd.
Montréal, Québec

We have audited the accompanying consolidated statements of financial condition of Pavilion Global Markets Ltd. (the "Company") as of December 31, 2013 and December 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements (together the "consolidated financial statements").

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Independent Auditor's Report

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Pavilion Global Markets Ltd. as of December 31, 2013 and December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

BDO Canada LLP/S.r.l./S.E.N.C.R.L.[1]

Montréal, Québec
February 25, 2014

[1] CPA auditor, CA public accountancy permit no. A113844

Pavilion Global Markets Ltd.

Consolidated Statements of Financial Condition

December 31	2013	2012
(Expressed in U.S. dollars)		
Assets		
Current		
Cash and cash equivalents (Note 5)	$ 6,189,924	$ 6,936,419
Due from clients (Note 7)	6,762,981	3,413,202
Due from brokers (Note 7)	2,366,134	3,301,957
Accounts receivable	154,556	67,643
Income taxes receivable	1,132,968	1,195,133
Financial instruments owned, at fair value (Notes 8 and 13)	8,299,574	5,685,143
Due from ultimate parent company	5,160	-
Due from significantly influenced company	80,979	89,153
Due from company under common control	5,983	886,185
Prepaid expenses	226,113	227,669
	25,224,372	21,802,504
Fixed assets, net (Note 9)	120,461	150,007
Intangible assets	311,166	340,526
Investment (Note 10)	118,421	567,999
Deferred taxes	15,038	16,047
	$ 25,789,458	$ 22,877,083
Liabilities and Stockholder's Equity		
Current liabilities		
Due to clients (Note 7)	$ 1,150,818	$ 2,120,891
Due to brokers (Note 7)	6,754,023	3,399,041
Accounts payable, remuneration and accrued expenses	2,587,333	4,371,291
Due to ultimate parent company	-	171,592
Due to company under common control	126,556	-
	10,618,730	10,062,815
Deferred tax liability	125,190	-
Deferred lease inducement	117,336	-
	10,861,256	10,062,815
Commitments (Notes 12 and 14)		
Stockholder's equity		
Capital stock		
Authorized		
An unlimited number of common shares without par value		
Issued and outstanding		
42,815 common shares	1,090,708	1,090,708
Additional paid-in capital	226,084	226,084
Retained earnings	11,671,251	8,633,065
Accumulated other comprehensive income	1,940,159	2,864,411
	14,928,202	12,814,268
	$ 25,789,458	$ 22,877,083

Subsequent event (Note 16)

On behalf of the Board

_______________ Director

_______________ Director

The accompanying notes are an integral part of the consolidated statements of financial condition.

1. Organization and Nature of Business

Pavilion Global Markets Ltd. (the "Company"), incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services internationally. Pavilion Global Markets Ltd. is a member of the Investment Industry Regulatory Organization of Canada (IIROC), the Financial Industry Regulatory Authority, Inc. (FINRA), the London Stock Exchange Inc. (LSE) and The Nasdaq Stock Market LLC (NASDAQ), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in The Toronto Stock Exchange Inc. and The TSX Venture Exchange.

2. Significant Accounting Policies

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Brockhouse & Cooper International, Inc. and Brockhouse Cooper Consulting Services Ltd. All significant intercompany transactions and balances have been eliminated on consolidation.

USE OF ESTIMATES

The presentation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are carried in the statements of financial condition at fair value which approximates carrying value.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Accounts receivable and accounts payable are initially recorded at their fair value and are subsequently carried at amortized cost. Due to their short term to maturity, fair value and amortized cost are approximated by carrying value.

FINANCIAL INSTRUMENTS OWNED

Financial instruments owned are carried in the statements of financial condition at fair value with changes in fair value recognized in the statement of income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its financial instruments owned on a trade date basis and transaction costs are expensed as incurred.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the period.

INVESTMENT

The investment in which the Company has significant influence, but less than controlling voting interest and which does not qualify as a variable interest entity under the provisions of ASC 810, "Consolidation", is accounted for under the equity method in accordance with ASC 323, "Investments – Equity Method and Joint Ventures".

FIXED ASSETS

Depreciation is recognized over the estimated useful life of the asset using the following rates and methods which most closely reflect the expected pattern of consumption of the future economic benefit embodied in the assets:

Technology equipment	3 Years Straight Line
Furniture and fixtures	20% Declining Balance
Leasehold improvements	Term of Lease

2. Significant Accounting Policies (continued)

Maintenance and repairs are charged to operations when incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

INTANGIBLE ASSETS

Intangible assets consist of software platforms and software platforms under development. Amortization is recognized in profit or loss over the estimated useful life of the software, from the date that it is available for use since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the assets. Internally developed software is amortized over a period of 5 years on a straight-line basis from the time at which the asset became available for use.

FOREIGN CURRENCY TRANSLATION

The functional currency of Pavilion Global Markets Ltd. is the Canadian dollar. Transactions and the financial statements of the foreign subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the period end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

These financial statements have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the statements of financial condition date. Revenues and expenses, including gains and losses on foreign exchange translation, are translated at average rates for the period. The gains and losses on translation are deferred and are included as a component of comprehensive income.

FINANCIAL INSTRUMENTS AND BROKERAGE AGREEMENTS

The Company's financial instruments consist of cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, financial instruments owned, due from (to) related parties and accounts payable. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

RECENT ACCOUNTING PRONOUNCEMENTS

A number of new standards, amendments to standards and interpretations are not yet effective for the year ended December 31, 2013, and have not been applied in preparing these consolidated financial statements. None of these are expected to have an impact on the consolidated financial statements of the Company.

(Expressed in U.S. dollars)

3. Adoption of Accounting Policies

On February 7, 2013, the FASB issued ASU 2013-03, Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities. The guidance in ASU 2013-03 amends the requirements in the FASB Accounting Standards Codification Topic 825, Financial Instruments. The objective associated with issuing this amended guidance is to clarify the scope and applicability of a particular disclosure for nonpublic entities that resulted from the issuance of ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, where that amended guidance essentially served to rewrite the guidance in FASB ASC 820, entitled Fair Value Measurement. The ASU 2013-03 amendments to FASB ASC 825 became effective upon issuance of the guidance. Since the amendments were issued on February 7, 2013, that date serves as the effective date of the amended guidance.

The adoption of this standard did not have an impact on the Company's financial statements.

4. Discontinued Operations

Brockhouse & Cooper International, Inc.

On May 6, 2013 the Company filed for dissolution of Brockhouse & Cooper International, Inc. As the net assets of this entity were insignificant, the Company has chosen not to present this event as a discontinued operation.

Advisory Services Department

On September 18, 2012, the Advisory department of Pavilion Global Markets Ltd. was acquired by Pavilion Asset Management Ltd., a company under common control, for proceeds of $796,663 CAD ($798,980 USD) of which $126,417 CAD ($126,785 USD) was collected prior to year end and for which the balance receivable is included in due from company under common control.

As a result of the above, the Company has reclassified, up to the date of the disposal, as discontinued operations.

The carrying value of the assets and liabilities of the department disposed as of September 18, 2012 were as follows:

Current assets	$ 622,801
Prepaid expenses	65,859
Property and equipment, customer list and database	-
	$ 688,660

5. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $200,464 (2012 - $287,409) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-3.

6. Available Credit Facility

From time to time, the Company may utilize call loan arrangements to facilitate the securities settlement process for both client and principal transactions. A call loan facility has been established with a Canadian Schedule 1 chartered bank to a maximum amount of CAD $4,000,000 (2012 – CAD $4,000,000) (or its USD equivalent) bearing interest at the call loan rate on the date the amount is contracted. The facility has no fixed renewal date. There was no amount outstanding as of December 31, 2013 (2012 – nil).

7. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	2013	2012
Due from clients	$ 6,754,023	$ 3,399,041
Due from brokers	$ 993,911	$ 1,865,740
Due to clients	$ 993,911	$ 1,865,740
Due to brokers	$ 6,754,023	$ 3,399,041

(Expressed in U.S. dollars)

8. Financial Instruments Owned

	2013	2012
Canadian federal bonds	$ 8,134,287	$ 5,505,115
Corporate bonds	165,287	180,028
	$ 8,299,574	$ 5,685,143

9. Fixed Assets

			2013
	Cost	Accumulated amortization	Net
Technology equipment	$ 149,180	$ 97,269	$ 51,911
Furniture and fixtures	228,184	197,417	30,767
Leasehold improvements	564,199	526,416	37,783
	$ 941,563	$ 821,102	$ 120,461

			2012
	Cost	Accumulated amortization	Net
Technology equipment	$ 140,615	$ 51,600	$ 89,015
Furniture and fixtures	243,494	203,327	40,167
Leasehold improvements	569,939	549,114	20,825
	$ 954,048	$ 804,041	$ 150,007

10. Investment

	2013	2012
1,031 shares (2012 – 1,031) of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 34.4% ownership interest.		
Balance, beginning of year	$ 567,999	$ 796,233
Equity in earnings of Brockhouse Cooper SA (Pty) Ltd. for the year:		
Net loss for the year	(21,982)	(99,465)
Loss on impairment	(404,966)	(144,427)
Foreign exchange (loss) gain on revaluation to year end rate	(22,630)	15,658
Balance, end of year	$ 118,421	$ 567,999

As described in note 16, the Company has undertaken negotiations to dispose of the investment. The investment is therefore classified as held for sale.

11. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiary Brockhouse Cooper Consulting Services Ltd. (2012 – Brockhouse & Cooper International, Inc. and Brockhouse Cooper Consulting Services Ltd.):

	2013	2012
Total assets	$ 100	$ 138,999
Total liabilities	$ -	$ -
Net stockholder's equity	$ 100	$ 138,999

(Expressed in U.S. dollars)

12. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of share capital, contributed surplus and retained earnings.

In managing its capital, the Company's primary objectives are as follow:

- Meet the Company's minimum regulatory capital as required by IIROC and FINRA
- Ensure that the Company is able to meet its financial obligations as they become due
- Support the creation of stockholder value

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Effective capital management employed by the Company includes measures designed to maintain capital above minimum regulatory levels.

There has been no material change in the capital management practices of the Company from the previous period.

During the year ended December 31, 2013, the capital of the Company was sufficient to satisfy the regulatory requirements of IIROC which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the Company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of $250,000 USD) and certain minimum ratios.

13. Financial Instruments and Risk Management

Fair Value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Asset Categories	**Level 1**	**Level 2**	**Level 3**	**Total**
December 31, 2013				
Cash	$ 6,189,924	$ -	$ -	$ 6,189,924
Financial instruments owned	8,299,574	-	-	8,299,574
	$ 14,489,498	$ -	$ -	$ 14,489,498
December 31, 2012				
Cash	$ 6,936,419	$ -	$ -	$ 6,936,419
Financial instruments owned	5,685,143	-	-	5,685,143
	$ 12,621,562	$ -	$ -	$ 12,621,562

There were no transfers between Level 1 and 2 in the period. The Company does not have any financial instruments measured at fair value on a recurring basis using significant unobservable inputs (level 3) at December 31, 2013 and 2012.

Credit Risk

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash, receivables from clients and brokers and debt security issuers.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment.

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal, as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management (continued)

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and maintaining very short maturity dates.

Management does not anticipate any losses for non-performance of counterparties.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous period.

LIQUIDITY RISK

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the balance sheet are highly liquid. The majority of the positions held as financial instruments owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

The following table presents the contractual terms to maturity of the financial liabilities owed by the Company as at December 31, 2013, in addition to those disclosed in note 14. As liabilities in trading accounts are typically settled within very short time periods, they are not included in the table below.

	Carrying amount	Contractual term
Accounts payable and accrued charges		
December 31, 2013	$ 2,587,333	Within twelve months
December 31, 2012	$ 4,371,291	Within twelve months

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous period.

MARKET RISK

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to market price risk.

There have been no significant changes to the Company's exposure to market risks and how they arise nor how they are managed since the previous period.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash and financial instruments owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

The interest rate volatility on the Company's financial instruments owned is also minor since the Company does not carry significant instruments subject to interest rate volatility.

CURRENCY RISK

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the Company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

(Expressed in U.S. dollars)

13. Financial Instruments and Risk Management (continued)

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is generally the same as the amount payable. As a result, the currency risk is diminished. The Company held $2,757,000 CAD (2012 - $2,689,000) of foreign currencies at period end. The effect on net income as a result of a 10% change in the value of the foreign currencies would be minor. The following currencies are the highest values held:

	FX Value	CAD Value
December 31, 2013		
US Dollar	$ 842,690	$ 896,623
GBP	166,986	293,480
EURO	188,113	276,511
CHF	228,582	274,298
December 31, 2012		
US Dollar	$ 1,277,808	$ 1,274,102
JPY	43,279,458	501,730
HKD	3,092,757	397,836
EURO	120,061	158,248

14. Commitments

The Company leases its head office premises, which terminates in October 2023, and its disaster recovery premises through the ultimate parent company, which terminates in March 2019, under non-cancellable operating lease arrangements. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are approximately as follows:

Period ended December 31,	
2014	$ 224,640
2015	433,906
2016	433,906
2017	433,906
2018 and thereafter	2,618,708
	$ 4,145,066

Rent expense for 2013 aggregated to $795,059 (2012 - $657,527).

15. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013 the Company had regulatory net capital of $11,906,075 (2012 - $8,633,054), which was $11,181,991 (2012 - $7,962,199) in excess of its required regulatory net capital of $724,084 (2012 - $670,855). The Company's regulatory net capital ratio was 0.91 to 1 (2012 - 1.17 to 1).

16. Subsequent Event

During the year, the Company entered into negotiations to dispose of its investment in its associate, Brockhouse Cooper SA (Pty) Limited. The eventual disposal of the entity is expected to occur in early 2014.